Exhibit 99.1

GENFIT: Reports First Quarter 2020 Financial Information

(Unaudited financial information under IFRS)

-	Cash and cash equivalents totaled €252 million as of March 31, 2020
-	Additional information regarding implications of interim analysis of top-line RESOLVE-IT data

Lille (France), Cambridge (Massachusetts, United States), May 18, 2020 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced its cash position as of March 31, 2020 and revenues for the first three months of 2020.

Cash position

As of March 31, 2020, the Company’s cash and cash equivalents amounted to €252.0 million compared with €314.1 million as of March 31, 2019 and €276.7 million as of December 31, 2019.

Revenues

Revenues for the first three months of 2020 amounted to €102 thousand compared to €1 thousand for the same period in 2019. Revenues mainly consisted of revenues from services provided to Terns Pharmaceuticals pursuant to the collaboration and license agreement in relation to their clinical trials.

Additional Information

Following the May 11, 2020 announcement of the interim results from the RESOLVE-IT Phase 3 clinical trial evaluating elafibranor in adults with NASH and fibrosis, GENFIT outlines the main operational and financial implications of this announcement:

Operational implications

Elafibranor did not show a statistically significant effect on the primary endpoint of NASH resolution without worsening of fibrosis, and therefore the top-line results do not support an application for accelerated approval by the FDA (U.S. Food and Drug Administration) under Subpart H or conditional approval by the EMA (European Medicines Agency).

However, before taking a final decision regarding the discontinuation, amendment or continuation of the RESOLVE-IT trial, GENFIT will review in detail the full dataset and will conduct additional analyses in order to:

-	Understand why the placebo response rate was higher than what was observed in other late stage clinical trials using similar protocols;

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-	Determine whether there is still a potential for elafibranor in specific subpopulations.

GENFIT will then engage with the FDA and the EMA, and will take a decision regarding the discontinuation, amendment or continuation of the RESOLVE-IT trial following its discussions with regulatory authorities.

GENFIT remains fully committed to developing NIS4™, its non-invasive diagnostic technology, to identify at-risk NASH patients.

With regards to PBC (Primary Biliary Cholangitis), given elafibranor’s activity in Phase 2, and its safety profile confirmed by the RESOLVE-IT interim data, and because PBC is an autoimmune disease unrelated to the metabolic origins of NASH, GENFIT is confident in its Phase 3 development program evaluating elafibranor in this indication.

Finally, GENFIT remains open to opportunities that could create value for the Company, whether through forging new strategic partnerships or new scientific collaborations.

GENFIT plans to share its updated corporate strategy in the Fall 2020, once a decision regarding the RESOLVE-IT trial is taken, including potential decisions regarding its product pipeline.

Financial implications

-	GENFIT is reviewing all non-essential expenses and a first series of measures includes terminating all marketing and commercialization readiness activities for elafibranor in NASH.
-	However, since no immediate decision can be taken regarding the future of the RESOLVE-IT trial, the trial will continue and its associated costs will continue , including those related to:
o	Contract Research Organization activities; and
o	patient monitoring, which cannot be interrupted abruptly due to ethical and regulatory concerns.

In the event a decision is taken to discontinue the RESOLVE-IT trial in the Fall 2020, given the size and complexity of the study, residual costs are to be expected and the full impact of the decision on the Company’s cash burn will not be noticeable until several months following the termination of the trial.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH and GENFIT plans to initiate a Phase 3 clinical trial of elafibranor in patients with PBC. As part of

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GENFIT’s comprehensive approach to clinical management of patients with NASH, the Company is also developing a new, non-invasive blood-based diagnostic test, NIS4™, which, if approved, could enable easier identification of patients with NASH. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 200 employees. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding our expected future performance, business prospects, financial perspective, corporate strategy, events and plans, including timing of further analyses and the publication of the full data set of the interim results of our Phase 3 RESOLVE-IT clinical trial, our expected clinical and regulatory strategy for elafibranor, discussions with regulatory authorities regarding RESOLVE-IT, the impacts of decisions surrounding the future of the RESOLVE-IT trial on our cash position, and the timing of clinical and regulatory milestones in our PBC and NIS4 programs. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward- looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward- looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 4 “Main Risks and Uncertainties” of the Company’s 2018 Registration Document filed with the AMF on February 27, 2019 under n° D.19-0078, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s final prospectus dated March 26, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward- looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4